news release

ArcelorMittal announces changes to the Board of Directors

Luxembourg, 25 January 2011 – It was announced and approved at ArcelorMittal’s Extraordinary General Meeting of Shareholders today that François Pinault will step down from his position as a member of the Board of Directors effective 26 January.

M. Pinault, 74, joined the Board of Mittal Steel Company in June 2006 and has been an independent director of ArcelorMittal since the company’s inception in November 2007.

Lakshmi N. Mittal, Chairman and CEO of ArcelorMittal, commented: "Francois Pinault is an exceptional businessman who has made a great contribution to the Board. I was very honoured when he agreed to join our Board in 2006.  His support during our bid for Arcelor and since then has been invaluable. On behalf of all the Board of Directors, I would like to thank him for his dedication and hard work.”

M. Pinault, added, “I always believed in Mr Mittal’s vision of a more sustainable and global steel industry.  It has been a privilege to serve on the board of this company during a period when it has firmly established itself as the world’s leading steel company. I wish the company every success for the future and am sure it will continue to go from strength to strength.”

Shareholders also approved the appointment of Mrs. Suzanne Nimocks, 51, to the Board of Directors. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. She chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston's business community, until 31 December 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business.

Mrs. Nimocks is currently a Board Member for Encana Corporation and Rowan Companies Inc, both listed companies, and Valerus, a private company. Encana is a major natural gas company, Rowan Companies provides drilling services for the oil and gas industry and Valerus  provides services for oil and gas production. In the non-profit sector, she serves on the Board of the St. John’s School in Houston.